SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For March 25 2010
Commission File Number: 001-11960
AstraZeneca PLC
15 Stanhope Gate, London W1K 1LN, England
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes           No X
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

AstraZeneca PLC
INDEX TO EXHIBITS
1.	Notice of Annual General Meeting 2010 and Shareholders' Circular

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: March 25, 2010	By:	/s/ Justin Hoskins
Name: Justin Hoskins
Title: Deputy Company Secretary

Notice of Annual General Meeting 2010
and Shareholders’ Circular
Notice of AGM

02

Letter from the Chairman

This document is important and requires your immediate attention.
If you are in any doubt about its contents or what action you should take, you should consult your Independent Financial Adviser. If you have sold or transferred all of your AstraZeneca ordinary shares you should send this document and the related documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.
Dear Shareholder
This letter is sent on behalf of the board of Directors (the Board) of AstraZeneca PLC (the Company) and is to be read in conjunction with various documents concerning your shareholding in the Company. These documents are:
1	A Shareholders’ Circular incorporating a letter from the Chairman of the Remuneration Committee and the formal Notice of the Annual General Meeting of the Company to be held on Thursday, 29 April 2010 (AGM); and
2	A Proxy Form and Attendance Card for the AGM.
The meeting place for the AGM will be the Renaissance Chancery Court Hotel, 252 High Holborn, London WC1V 7EN and the AGM will commence at 2.30 pm (BST).
The business to be conducted at the AGM is summarised below. In addition to the ordinary business of the meeting under Items 1-5 inclusive, shareholders will be asked for their approval of the special business of the meeting under Items 6-13 inclusive.
Items 1 – 4: Accounts, Dividend,
Re-appointment of Auditor and Authority to agree the Remuneration of the Auditor
The purpose of these resolutions is:
>	To receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2009.
>	To confirm the first interim dividend of US$0.59 (36.0 pence, SEK 4.41) per ordinary share and to confirm, as the final dividend for 2009, the second interim dividend of US$1.71 (105.4 pence, SEK 12.43) per ordinary share.
>	To re-appoint KPMG Audit Plc, London as Auditor of the Company.
>	To authorise the Directors to agree the remuneration of the Auditor.
Item 5: Re-election of Directors
At the AGM, as usual and in accordance with the Company’s Articles of Association, all of the Directors are retiring. The biographical details of each Director presenting himself or herself for re-election are set out in the Notice of AGM and Shareholders’ Circular.
Neither John Buchanan nor Bo Angelin will present themselves for re-election this year and both will leave the Board at the close of the AGM. John has served as a Director since 2002 and has chaired the Audit Committee since 2004, also serving as a member of the Remuneration Committee. On behalf of the Board, I would like to thank him for his remarkable contribution to the work of the Board and the Audit Committee during his tenure; his skills and experience, and his thoughtful approach, have been of great benefit to the Company over the last eight years. Bo was first appointed as a Director in 2007 and has indicated to the Board that he reluctantly wishes to step down after the AGM in order to concentrate on his scientific work at Karolinska Institutet and Karolinska University Hospital. I would like to thank Bo on behalf of the Board for his service to the Company and his work as a member of the Science Committee. John and Bo leave with our very best wishes for their future endeavours.
This will be the last time that Jane Henney presents herself for re-election. Jane will have served as a Director of the Company for nine years by the time of the AGM in 2011 and intends to stand down from the Board at the close of that AGM next year.
In December 2009, the Board considered the independence of the Non-Executive Directors under the UK’s Combined Code on Corporate Governance (the Combined Code). As Chairman, I met the independence criteria prescribed in the Combined Code upon my appointment. Under the Combined Code, it is not considered appropriate to repeat this test after my appointment. The Board concluded that, with the exception of Marcus Wallenberg, all of the Non-Executive Directors presenting themselves for re-election are independent in character and judgement and that there are no relationships or circumstances likely to affect his or her character or judgement. In January 2010, the Board completed the annual evaluation of its performance and that of its Committees and individual Directors. It concluded that each Director continues to make effective and valuable contributions to the Board and to demonstrate commitment to the role. More information about these matters and how the Board operates can be found in the Business Organisation and Corporate Governance section of the Directors’ Report in the Company’s Annual Report and Form 20-F Information 2009, which is available on our website, astrazeneca.com, or by request from the Company.

AstraZeneca PLC Registered No. 2723534 Registered Office 15 Stanhope Gate London W1K 1LN
Notice of Annual General Meeting 2010 and Shareholders’ Circular

03

Item 6: Directors’ Remuneration Report
The purpose of Resolution 6 is to approve the Directors’ Remuneration Report for the year ended 31 December 2009. This can be found on pages 101 to 119 of the Annual Report and Form 20-F Information 2009, which is available on our website, astrazeneca.com, or by request from the Company.
Item 7: Political Donations
The purpose of Resolution 7, which is proposed as an ordinary resolution, is to authorise the Company and/or its subsidiaries to make limited political donations or incur limited political expenditure, within the meaning of such expressions as contained in the Companies Act 2006 (the Act), within the European Union. The purpose of this resolution is not to alter the Company’s policy of not making such political donations or incurring such political expenditure. However, given the breadth of the relevant sections in the Act, it may be that some of the Company’s activities could fall within the wide definitions of political donations and political expenditure under the Act and, without the necessary authorisation, the Company’s ability to communicate its views effectively to, for example, interest groups or lobbying organisations could be inhibited.
Accordingly, the Company believes that the authority contained in this resolution is necessary to allow it and its subsidiaries to fund activities in relation to which it is in the interests of shareholders that the Company should support. Such authority will enable the Company and its subsidiaries to be sure that they do not, because of any uncertainty as to the bodies or the activities covered by the Act, unintentionally commit a technical breach of the relevant sections of the Act. Any donations or expenditure, which may be made or incurred under the authority of Resolution 7, will be disclosed in next year’s Annual Report and Form 20-F Information.
Item 8: Allotment of new shares
The purpose of Resolution 8, which is proposed as an ordinary resolution, is to enable the Directors to exercise their power under the Company’s Articles of Association to allot new shares in the capital of the Company. The Directors may only allot shares or grant rights to subscribe for, or convert any security into shares, if authorised to do so by shareholders. The authority conferred on the Directors at last year’s AGM under section 80 of the Companies Act 1985 (the 1985 Act) to allot shares expires on the date of the forthcoming AGM. Accordingly, this
Share Allotments During 2009

		Percentage of
	No. of	issued share capital
	shares allotted	at 31 Dec 09

Zeneca 1994 Executive Share Option Scheme[1]	316,624	0.0218

AstraZeneca Share Option Plan[1]	2,275,157	0.1568

AstraZeneca Savings-Related Share Option Plan	257,527	0.0177

AstraZeneca All-Employee Share Plan[2]	627,706	0.0433

Total allotted in 2009	3,477,014	0.2396

[1]	No further options are being granted under these plans.

[2]	UK Share Incentive Plan approved by HM Revenue & Customs, offering free shares and partnership shares.
resolution seeks to grant a new authority under section 551 of the Act (which has superseded section 80 of the 1985 Act) to authorise the Directors to allot shares (including treasury shares) in the Company or grant rights to subscribe for, or convert any security into, shares in the Company.
Under a revision to its guidelines published on 31 December 2008 and following a recommendation from the Rights Issue Review Group, the Association of British Insurers (the ABI) reiterated its previous position that its members will regard as routine, requests from companies for authorisation to allot new shares in an amount of up to one third of the existing issued share capital. In these revised guidelines, the ABI has clarified that its members will in the future also regard as routine, requests to authorise the allotment of a further one third of the existing share capital, subject to various provisos, such that it is applied to fully pre-emptive rights issues only.
Having considered the ABI’s revised guidelines, the Board has decided that, for 2010, it will seek authority from shareholders for this additional headroom. As specified in the resolution, the Directors’ authority will only be valid until the conclusion of the AGM in 2011 or the close of business on 29 June 2011, whichever is earlier. The Board has no present intention to exercise this authority. However, it is considered prudent to acquire the flexibility that this authority provides.
Paragraph (a)(i)(A) of Resolution 8 will, if passed, authorise the Directors to allot shares or grant rights to subscribe for, or to convert any security into such shares in the Company up to a maximum nominal amount of US$121,034,506. This amount represents 33.33% of the total ordinary share capital of the Company in issue at 2 March 2010 (being the last practicable date prior to publication of this Notice of AGM).
Paragraph (a)(i)(B) of Resolution 8 authorises the Directors to allot, including the shares referred to in paragraph (a)(i)(A), further of the Company’s unissued shares up to an aggregate nominal amount of US$242,067,013 in connection with a pre-emptive offer to existing shareholders by way of a rights issue (with exclusions to deal with fractional entitlements to shares and overseas shareholders to whom the rights issue cannot be made due to legal and practical problems). This amount represents 66.66% of the total ordinary share capital of the Company in issue at 2 March 2010.
At 2 March 2010, no shares in the Company were held as treasury shares.
Other than the allotment of shares for the purposes of fulfilling the Company’s obligations under its various share plans, the Directors have no present intention to allot any of the authorised share capital of the Company which has not yet been allotted.
For information, during 2009, the Directors used equivalent authorities, given to them by shareholders at previous AGMs, for the purposes of fulfilling the Company’s obligations under its various share plans.
The number of new shares allotted during 2009, the percentage of the Company’s share capital they represented at 31 December 2009 and the share plans in respect of which they were allotted are shown in the table above.
No other new shares in the Company were allotted during 2009.
Item 9: Pre-emption Rights
The purpose of Resolution 9, which is proposed as a special resolution, is to grant authority to the Directors (subject to the passing of Resolution 8) to allot shares of the Company and to sell treasury shares for cash as if the pre-emption provisions of section 561 of the Act do not apply. Under section 561 of the Act, if the Directors wish to allot shares, or grant rights to subscribe for, or convert securities into shares, or sell treasury shares for cash (other than pursuant to an employee share scheme), they must first be offered to existing shareholders pro-rata to their holdings.

AstraZeneca PLC Registered No. 2723534 Registered Office 15 Stanhope Gate London W1K 1LN
Notice of Annual General Meeting 2010 and Shareholders’ Circular

04

This provision is designed to prevent the holdings of existing shareholders being diluted against their wishes by the allotment of new shares. There may be occasions however, when the Directors need the flexibility to finance business opportunities by the issue of shares without a pre-emptive offer to existing shareholders. This cannot be done under the Act unless shareholders have first waived their pre-emption rights. Resolution 9 asks shareholders to do this and, apart from rights issues or any other pre-emptive offer concerning equity securities, the authority contained in this resolution will be limited to the issue of shares for cash up to an aggregate nominal value of US$18,155,176 (which includes the sale on a non pre-emptive basis of any shares held in treasury), which represents approximately 5.00% of the total ordinary share capital of the Company in issue at 2 March 2010 (being the last practicable date prior to publication of this Notice of AGM). The limit of 5% is also derived from ABI guidelines. In accordance with the Pre- emption Group’s Statement of Principles, the Board confirms its intention that no more than 7.5% of the issued share capital (excluding treasury shares) will be issued for cash on a non pre-emptive basis during any rolling three year period. This authority will expire at the conclusion of the AGM in 2011 or the close of business on 29 June 2011, whichever is earlier.
The Directors have no present intention of exercising this authority but are requesting this authority in order to give them the flexibility to use shares, if so required, in connection with the proper development of the business.
Item 10: Purchase of own shares by the Company
The purpose of Resolution 10, which is proposed as a special resolution, is to renew the authority granted at last year’s AGM, which expires on the date of the forthcoming AGM. The resolution authorises the Company to make market purchases of its own shares as permitted by the Act. The authority limits the total number of shares that could be purchased to a maximum of 145,241,408 (representing less than 10% of the issued share capital of the Company at 2 March 2010) and sets minimum and maximum prices.
No share re-purchases took place in 2009. However, the Board has re-commenced the share re-purchase programme and, should the authority in Resolution 10 be granted, the Company intends to re-purchase shares during 2010. The authority sought under Resolution 10 will be exercised only if the Directors believe that to do so would result in an increase in earnings per share and would be in the best interests of shareholders generally. The Directors’ current intention is that, in such circumstances, any shares so re-purchased would be cancelled.
The authority being sought under Resolution 10 would permit any shares so purchased either to be cancelled or held as treasury shares. In order to maximise its opportunities for access to the market, the Company may also consider using the same authority from shareholders to give irrevocable instructions to banks to enable any share re-purchases to continue during the close periods ahead of the quarterly publication of its results. If this were done, appropriate and timely announcements to the stock exchanges would be made.
At 2 March 2010, the total number of shares under option that were outstanding under all of the Company’s share option plans was 62,664,922 representing 4.31% of the Company’s issued share capital at that date. This number of outstanding shares under option could potentially represent 5.39% of the issued capital of the Company, if the Company were to purchase its own shares to the fullest possible extent of its authority from shareholders (both existing and being sought).
This authority will only be valid until the conclusion of the AGM in 2011 or the close of business on 29 June 2011, whichever is earlier.
Item 11: Notice Period for General Meetings
The purpose of Resolution 11, which is proposed as a special resolution, is to reduce the notice period required for a general meeting of the Company to 14 clear days. Changes made to the Act by the Companies (Shareholders’ Rights) Regulations 2009 (the Shareholders’ Rights Regulations) increase the notice period required for general meetings of the Company to 21 days unless shareholders approve a shorter notice period, which cannot however be less than 14 clear days. AGMs will continue to be held on at least 21 clear days’ notice.
Before the coming into force of the Shareholders’ Rights Regulations on 3 August 2009, the Company was able to call general meetings (other than an AGM or a general meeting for the passing of a special resolution or a resolution appointing a person as a Director) on 14 clear days’ notice without obtaining such shareholder approval. In order to preserve this ability to call such general meetings on 14 clear days’ notice (and to extend this ability to general meetings for the passing of a special resolution or a resolution appointing a Director), Resolution 11 seeks such approval. The flexibility offered by Resolution 11 will be used where, taking into account the circumstances, the Directors consider this appropriate in relation to the business to be considered at the meeting. The approval will be effective until the Company’s next AGM, when it is intended that a similar resolution will be proposed.
Item 12: New Articles of Association
It is proposed in Resolution 12 to adopt new Articles of Association of the Company (the New Articles). The purpose of paragraph (a) of Resolution 12, which is proposed as a special resolution, is the removal of the Company’s objects clause together with all other provisions of its Memorandum of Association which, by virtue of the Act, are treated as forming part of the Company’s Articles of Association as of 1 October 2009. The purpose of paragraph (b) of Resolution 12 is to update the existing Articles of Association of the Company (the Current Articles), to reflect the coming into force of the Shareholders’ Rights Regulations and the remaining provisions of the Act.
The changes introduced by the New Articles that are likely to be of most interest to shareholders are summarised below. Other changes, which are of a minor, technical or clarifying nature, or conform the language of the New Articles to that of the Act, have not been noted. A copy of the Current Articles and the New Articles that reflect all of the proposed changes are available for inspection, as noted on page 15 of this document.
1	General

Generally, the opportunity has been taken to bring clearer language into the New Articles and to conform the language of the New Articles to that of the Act. Provisions in the Current Articles which replicate provisions contained in the Act are removed or amended to bring them into line with the Act.
2	The Company’s objects

The provisions regulating the operations of the Company were formerly set out in the Company’s Memorandum of Association. The Company’s Memorandum of Association contained, among other things, the objects clause which sets out the scope of the activities the Company is authorised to undertake and a statement of the Company’s authorised share capital.

AstraZeneca PLC Registered No. 2723534 Registered Office 15 Stanhope Gate London W1K 1LN
Notice of Annual General Meeting 2010 and Shareholders’ Circular

05

The Act significantly reduced the constitutional significance of a company’s memorandum with effect from 1 October 2009. The Act provides that a memorandum will record only the names of subscribers and the number of shares each subscriber has agreed to take in a company. Under the Act, the objects clause and most other provisions which were formerly contained in a company’s memorandum immediately before 1 October 2009 are deemed to be contained in a company’s articles of association and the amount of a company’s authorised share capital is deemed to be a provision of a company’s articles, setting a limit on the number of shares the directors may issue.
Further, the Act states that unless a company’s articles provide otherwise, a company’s objects are unrestricted. This abolishes the need for companies to have objects clauses. For this reason, the Company is proposing to remove its objects clause together with all other provisions of its Memorandum of Association which, by virtue of the Act, are treated as forming part of the Company’s Current Articles as of 1 October 2009. Paragraph (a) of Resolution 12 confirms the removal of these provisions for the Company. As the objects clause that is deemed to be part of the Company’s Current Articles was intentionally very widely drafted and was designed to ensure that no restrictions are imposed on the Company’s operations, the removal of the objects clause by the adoption of the New Articles is not intended or expected to have any practical impact on the Company’s powers of operation. As the effect of Resolution 12 will also be to remove the statement currently in the Company’s Memorandum of Association regarding limited liability, the New Articles also contain an express statement regarding the limited liability of shareholders.
3	Authorised share capital and unissued shares

The Act abolishes the requirement for a company to have an authorised share capital and the New Articles reflect this. Directors will still be limited as to the number of shares they can at any time allot because authority to allot continues to be required under the Act, save in respect of employee share schemes.
4	Variation of rights

The Current Articles contain provisions regarding the variation of class rights. The proceedings and specific quorum requirements for a meeting convened to vary class rights are contained in the Act and the New Articles have been amended to reflect the relevant provisions. The Act removed the concept of an extraordinary resolution. Accordingly, under the New Articles a variation of rights requires a special instead of an extraordinary resolution. The majority required to pass a special resolution is the same as the majority that was required to pass an extraordinary resolution. Note that Resolution 11 proposes passing a resolution to permit the Company to now hold all general meetings, regardless of whether a special resolution is proposed, on not less than 14 clear days’ notice. AGMs will continue to be held on at least 21 clear days’ notice.
5	Partly paid shares

The Current Articles do not contain any provisions that address how the Company should deal with partly paid shares. Whilst the Company has no current intention to issue partly paid shares, the New Articles contain provisions on liens, calls and forfeiture and surrender on partly paid shares (including a provision that members will not be entitled to vote at meetings of the Company unless all moneys in respect of their shares have been paid) in the event that the Company ever issues partly paid shares in the future. Provisions relating to partly paid shares are common in many public company articles of association.
6	Suspension of registration of share transfers

The Current Articles permit the Directors to suspend the registration of transfers. Under the Act, share transfers must be registered as soon as practicable. The power in the Current Articles to suspend the registration of transfers is inconsistent with this requirement. Accordingly, this power has been removed in the New Articles.
7	Authority to purchase own shares, consolidate and sub-divide shares, and reduce share capital

Under the 1985 Act, a company required specific enabling provisions in its articles to purchase its own shares, to consolidate or sub-divide its shares and to reduce its share capital or other undistributable reserves, as well as shareholder authority to undertake the relevant action. The Current Articles include these enabling provisions. Under the Act, a company only requires shareholder authority to do any of these things and it is no longer necessary for articles to contain enabling provisions. Accordingly, the relevant enabling provisions have been removed in the New Articles.
8	Notice of general meetings

The Shareholders’ Rights Regulations amended the Act to require the Company to give 21 clear days’ notice of general meetings unless the Company offers members an electronic voting facility and a special resolution reducing the period of notice to not less than 14 days has been passed. AGMs must be held on 21 clear days’ notice. The New Articles amend the provisions of the Current Articles to be consistent with the new requirements.
9	Special business

Under the Act, there is no requirement for companies to classify business to be transacted at meetings as either ordinary business or special business. The Current Articles require that a notice of meeting specifies the general nature of special business only. The New Articles require that a notice of a meeting specifies the general nature of all business to be transacted at that meeting. The Company will continue to comply with the UK Listing Authority’s requirements relating to special business under the Listing Rules.
10	Quorum at meetings

The Current Articles provide that two persons present by person or by proxy are a quorum for a meeting of the Company. The Act provides two exceptions to this: (i) where each of the two persons present are corporate representative of the same corporation; or (ii) where each or the two persons present are proxy of the same shareholder. The New Articles incorporate these exceptions.
11	Chairman’s casting vote

The New Articles remove the provision granting the Chairman a casting vote in the event of an equality of votes as this is no longer permitted under the Act.
12	Voting on a show of hands

The Current Articles provide that all special resolutions put to the vote of a general meeting shall be decided on a poll, whereas all other resolutions shall be decided on a show of hands unless a poll is demanded. A poll can be demanded by: (i) the Chairman; (ii) holders of at least 10% of the voting rights or 10% of the sums paid up on the shares; or (iii) at least two members present in person or by proxy. The New Articles have been updated to reflect the provisions of the Act and provide that all resolutions put to the vote of a general

AstraZeneca PLC Registered No. 2723534 Registered Office 15 Stanhope Gate London W1K 1LN
Notice of Annual General Meeting 2010 and Shareholders’ Circular

06

meeting shall be decided on a show of hands unless a poll is demanded. A poll can still be demanded by: (i) the Chairman; or (ii) holders of at least 10% of the voting rights or 10% of the sums paid up on the shares. At least five members present in person or by proxy may also demand a poll on resolutions, but not on the election of the Chairman of the meeting or on a question of adjournment.
13	Voting by proxies on a show of hands

The Shareholders’ Rights Regulations amended the Act to clarify the rules that apply when a shareholder’s proxy casts votes for different shares in different ways. On a vote on a show of hands, every proxy present who has been duly appointed by one or more members entitled to vote on the resolution has one vote, but the proxy has one vote for and one vote against the resolution if: (i) the proxy has been duly appointed by more than one member entitled to vote on the resolution; and (ii) the proxy has been instructed by one or more members to vote for the resolution and by other members to vote against it. The New Articles reflect these changes.
14	Proxy appointment

The Shareholders’ Rights Regulations amended the Act to provide that all proxy appointments and terminations, whether in hard copy form, electronic form or any other form approved by the Board, must be in writing.
15	Authentication of proxy appointment not made by shareholders

Under the Current Articles, any power of attorney or written authority under which a proxy appointment is executed or certified in accordance with the Powers of Attorney Act 1971 (or in accordance with equivalent legislation in any jurisdiction) must be delivered to the Company. In accordance with the provisions of the Act, the New Articles have been updated to provide that where a proxy has been appointed by a person on behalf of a shareholder, the Company may treat the appointment of a proxy as sufficient authority for that appointment. In accordance with the Act, the New Articles also provide that for the appointment to be valid a shareholder must provide reasonable evidence of the authority under which the appointment was made, if requested by the Company.
16	Alternate directors

The New Articles give the Directors the power to appoint any other Director or any other person to be an alternate director. The appointment must also be approved by the Board. An alternate director is entitled to perform all functions of his appointer (except as regards power to appoint an alternate himself). Provisions permitting directors to appoint alternates to cover their absences are common in many public company articles of association.
17	Remuneration of Non-Executive Directors

The cap on the annual aggregate remuneration of Non-Executive Directors of the Company was last reviewed in 2008. Although current fee levels fall within the existing limit, the Company is proposing to increase the aggregate limit to £2,250,000 per annum. This increase in the limit anticipates the likelihood that the Company will review the level of such fees during the course of 2010 and is intended to provide sufficient flexibility to ensure that the Company can continue to attract skilled and experienced Non-Executive Directors, taking into account comparable fees at other UK public listed companies, and to recognise any changes to the responsibility and time commitment expected of Non-Executive Directors that may result from the current review of the Combined Code. It is intended that the revised limit will ensure that the Company is well-positioned as it seeks to recruit new Non-Executive Directors as part of routine refreshment of the Board and succession planning.
18	Vacation of office by Directors

The Current Articles specify the circumstances in which a Director must vacate office. The New Articles update these provisions to reflect the approach taken on mental and physical incapacity in the model articles for public companies produced by the Department for Business, Enterprise and Regulatory Reform. The New Articles also provide that a Director can be removed from office if not less than three quarters of the other Directors sign a notice stating that that person should cease to be a Director. This is a common provision in many public company articles of association.
19	Adjournments for lack of quorum

The Shareholders’ Rights Regulations amended the Act to require that general meetings adjourned for lack of quorum must be held at least 10 clear days after the original meeting. The New Articles reflect this requirement.
20	Electronic conduct of meetings

Amendments made to the Act by the Shareholders’ Rights Regulations provide for the holding and conducting of electronic meetings along with a duty to provide an electronic address for the receipt of any document or information relating to proxies for a general meeting and to make information relating to a general meeting available on a website. The New Articles have been amended to reflect more closely the relevant provisions.
21	Voting of proxy in accordance with instructions

The Shareholders’ Rights Regulations have amended the Act so that it now provides that a proxy must vote in accordance with any instructions given by the member by whom the proxy is appointed. The New Articles reflect these amendments.
22	Voting by corporate representatives

The Shareholders’ Rights Regulations have amended the Act in order to enable multiple representatives appointed by the same corporate member to vote in different ways on a show of hands and a poll. The New Articles contain provisions which reflect these amendments.
23	Use of seals

A company currently requires authority in its articles to have an official seal for use abroad. After 1 October 2009, such authority was no longer required. Accordingly the relevant authorisation has been removed in the New Articles.
24	Voting record date

The Shareholders’ Rights Regulations have amended the Act to require a company to determine the right of members to vote at a general meeting by reference to the register not more than 48 hours before the time for the holding of the meeting, not taking account of days that are not working days. The New Articles reflect this requirement.
25	Notices

The Company has not updated the notice provisions in its Current Articles since 2002. Whilst the methods by which the Company may send or supply documents

AstraZeneca PLC Registered No. 2723534 Registered Office 15 Stanhope Gate London W1K 1LN
Notice of Annual General Meeting 2010 and Shareholders’ Circular

07

or information to its members and the methods by which members may send or supply documents or information to the Company remain substantially the same, the New Articles have been updated to reflect provisions of the Act which did not feature in the 1985 Act. The New Articles also provide that where a document or information is sent or supplied to a member by the Company by post and has been returned undelivered: (i) on two consecutive occasions; or (ii) on one occasion and reasonable enquiries have failed to establish the member’s address, the Company is not required to send that member any subsequent document or information until the member provides the Company with an address to which they may be sent or supplied.
Item 13: New AstraZeneca Investment Plan
The purpose of Resolution 13, which is proposed as an ordinary resolution, is to seek shareholder approval of the AstraZeneca Investment Plan (AZIP). The rationale for the AZIP and the remuneration policy considerations applicable to it are set out in the letter from John Varley, Non-Executive Director and Chairman of the Remuneration Committee on page 8 of this Shareholders’ Circular.
A summary of the principal terms of the rules of the AZIP is set out in the Appendix, starting on page 9 of this Shareholders’ Circular.
The Directors consider all of the proposed resolutions to be in the best interests of the Company and shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of all the resolutions.
All resolutions will be put to a poll vote. This means that the votes of all shareholders, including the majority of our shareholders who cannot attend the meeting but who submit a Proxy Form, are counted.
You are requested to complete and return your Proxy Form as soon as possible. If you are a registered holder you may, if you wish, register the appointment of your proxy electronically either via the internet or, if you hold your shares through CREST, using the CREST electronic proxy appointment service. Please refer to the notes in the Notice of AGM on page 14 for details. The appointment of a proxy will not prevent you from also attending the AGM and, if you are a registered holder, voting in person. All shareholders or proxies attending the AGM are asked to bring the Attendance Card with them. If you wish to appoint a corporate representative to attend the AGM, please refer to the notes in the Notice of AGM on page 14 for details.
Yours Sincerely

Louis Schweitzer
Chairman
AstraZeneca PLC
Registered in England No. 2723534
Registered Office: 15 Stanhope Gate,
London, W1K 1LN
12 March 2010
Note
Certain information in the Company’s Annual Report and Form 20-F Information 2009 is updated here as follows:
>	On 2 March 2010, the proportion of ordinary shares represented by American depositary shares (ADSs) was 5.48% of the ordinary share capital of the Company in issue on that date.
>	On 2 March 2010, the number of registered holders of ordinary shares was 124,068 (of which 781 were in the US) and the number of record holders of American depositary receipts on the same date was 2,307 (of which 2,281 were in the US).
>	On 2 March 2010, there were options outstanding to subscribe over 62,664,922 ordinary shares of the Company, with subscription prices in the range of 1882 — 3487 pence (weighted average subscription price 2474 pence) and normal expiry dates from 2010 to 2019.
>	On 26 January 2010, Marcus Wallenberg, a Director of the Company, notified us that the 60,028 shares in the Company owned by him that were pledged as security against personal loans were no longer pledged. Accordingly, Mr Wallenberg continues to have a total interest in 67,264 shares.
>	On 29 January 2010, John Varley, a Director of the Company, purchased 300 ordinary shares at a price of 2922 pence per share. Following this purchase, Mr Varley has a total interest in 800 shares in the Company.
>	On 23 February 2010, the interest of David Brennan, a Director of the
Company, in the Company’s ordinary shares changed as a result of the vesting of a previously announced award of 12,014 shares made in February 2007 under the AstraZeneca Deferred Bonus Plan whereby Mr Brennan became beneficially entitled to the shares. Sufficient shares were withheld to cover certain tax obligations arising on the vesting and consequently, Mr Brennan received a net number of 7,088 shares. The market price of the shares on vesting was 2810p per share. Mr Brennan has interests in both the ordinary shares and the ADSs of the Company. One ADS equals one ordinary share. Following the vesting, Mr Brennan has an interest in 495,995 ordinary shares and 78,007 ADSs in the Company.
>	On 25 February 2010, two Directors acquired an interest in the Company’s ordinary shares as a result of the previously disclosed arrangements relating to the payment of annual bonuses whereby each individual is required to defer a portion of the bonus earned into shares for a period of three years. David Brennan was allocated 20,718 ordinary shares and Simon Lowth was allocated 9,760 ordinary shares. The allocation price was 2817.5 pence per share and the individuals will become beneficially entitled to these shares on 25 February 2013. After this allocation, Mr Brennan has an interest in 516,713 ordinary shares and 78,027 ADSs, and Mr Lowth has an interest in 150,003 ordinary shares in the Company.
>	On 2 March 2010 David Brennan exercised an option over 32,727 ADSs at an option price of $44.00 per ADS. The option, which was granted to Mr Brennan in March 2000, was due to expire on 16 March 2010, if not exercised before then. Following the exercise, Mr Brennan sold all of the 32,727 ADSs so acquired at a price of $44.35 per ADS. As a result of this transaction, Mr Brennan holds options over 322,519 ADSs and 592,975 ordinary shares in the Company.

AstraZeneca PLC Registered No. 2723534 Registered Office 15 Stanhope Gate London W1K 1LN
Notice of Annual General Meeting 2010 and Shareholders’ Circular

08

Letter from the Chairman
of the Remuneration Committee

Dear Shareholder
My introduction to AstraZeneca PLC’s 2009 Directors’ Remuneration Report gives context to the information in the report about the review of Executive Director and Senior Executive Team (SET) remuneration recently completed by the Remuneration Committee.
In the process of this review, we have engaged in a significant period of consultation with key institutional shareholders, and it is appropriate here to acknowledge with thanks the contribution to the development of our proposals from these investors.
As a result of the review, we have concluded that the fundamental principles that underpin the Company’s approach to remuneration remain appropriate for the business and our current strategy. At the same time, we are taking the opportunity – by developing our compensation structures – to build on the historical financial success of the AstraZeneca Group, to invest for the future, and to focus on stewardship and shareholder value-creation over the long term.
We are therefore proposing to reshape the AstraZeneca’s Group’s long-term incentive arrangements, not to increase the overall value of the package, but to recognise that AstraZeneca operates in a uniquely long-term industry. We aim to strengthen thereby the alignment between the time-horizons over which our business investment decisions are taken and those to which our share incentive programmes relate.
At the AGM, we are seeking shareholder approval for a new share plan for Executive Directors and SET members, the AstraZeneca Investment Plan (AZIP), which will operate with an eight-year time-horizon alongside the existing Performance Share Plan (PSP). At the same time, we propose to cease the grant of options under the current Share Option Plan, which expires this year and will not be renewed. For 2010, awards under the AZIP will be positioned so that this plan delivers 25% of the overall expected value from long-term incentives, with 75% being delivered through the PSP. Shareholders have been receptive to the idea of a long-term plan, conditional on sustainable financial performance and delivery of shareholder returns. Our discussions with investors have also recognised that the long-term nature of the AZIP means that the Remuneration Committee should retain some flexibility as to its operation to ensure that this combination of incentive structures supports the best interests of the business and shareholders over the medium and long term. A summary of the proposed rules of the AZIP is set out in the Appendix, starting on page 9 of this Shareholders’ Circular.
In the context of AstraZeneca PLC’s shareholder distribution policy, we are proposing that the performance hurdle that will apply to the initial awards under the eight-year AZIP is such that awards will be earned over the relevant performance period only if both of the following requirements are satisfied:
>	The annual dividend per share paid to ordinary shareholders is increased from $2.30 over the four-year performance period ($2.30 being the full-year dividend for 2009).
>	Dividend cover (based on reported earnings before restructuring costs) does not fall below 1.5 times.
At the same time, we are introducing a second performance measure for the existing PSP. From this year, 50% of awards will be based on the existing performance measure of relative total shareholder return against a selected peer group of pharmaceutical companies, and 50% will vest subject to the achievement of a net cash flow target. The introduction of such a measure will improve focus on operational and financial management of the business in a way that is consistent with generating value for shareholders.
The cash flow target will operate as a cumulative performance target over a three-year performance period. The measure will be ‘net cash flow (before distributions)’, and the level of vesting of this element will be based on a sliding scale against a target that is intended to represent a significant challenge for the business. ‘Net cash flow’ is considered to be the most appropriate measure of cash flow performance because it relates to the residual cash available to finance additional investment in specific business needs, debt repayments and AstraZeneca’s distribution policy.
For PSP awards made in 2010, the threshold cash flow target will be $16 billion, with maximum vesting for $23 billion. 25% of the relevant portion of the award will vest for achievement of the threshold target, rising on a sliding scale to full vesting as defined in the Directors’ Remuneration Report.
On an exceptional basis only, the Remuneration Committee may use its discretion to adjust the target during the performance period for material factors that might otherwise distort the performance measure. This is so that performance can be assessed against targets that have been set on a consistent basis. For example, adjustments may be required to reflect exchange rate movements, significant acquisitions or in-licensing arrangements, divestments or restructuring costs, special contributions to pension funding and major legal and taxation settlements. Any major adjustment to the calculation will be disclosed to shareholders. There will be no re-testing of performance, and it is understood and accepted by the Committee that there can and will be no adjustment which would have the effect of making the achievement of the target easier.
The proposed new AZIP and the introduction of a second PSP performance measure is designed to provide a clear focus for the business to out-perform our industry peers over time, to deliver operational efficiency, and to engender a strong sense of stewardship that will deliver long-term sustainable shareholder value. These proposals explicitly reflect the discussions that we have had with shareholders. On behalf of the Remuneration Committee, I commend them to you.
Yours Sincerely

John Varley
Non-Executive Director
Chairman of the Remuneration Committee
AstraZeneca PLC
Registered in England No. 2723534
Registered Office: 15 Stanhope Gate,
London, W1K 1LN
12 March 2010

AstraZeneca PLC Registered No. 2723534 Registered Office 15 Stanhope Gate London W1K 1LN
Notice of Annual General Meeting 2010 and Shareholders’ Circular

09

Appendix: Summary of the Principal Terms of the rules of the AstraZeneca Investment Plan
1	Nature of awards

The AstraZeneca Investment Plan (AZIP) will operate over ordinary shares or American depositary shares in the Company (in either case, Shares). Participants may be granted share awards or nil cost options (in either case, Awards). The vesting of Awards will be subject to the satisfaction of specified performance hurdles and the satisfaction of certain employment conditions (see below).
Awards are not pensionable and may not be assigned or transferred, except on a participant’s death, when they may be assigned to the participant’s personal representatives.
2	Who is eligible to participate?

All employees of the AstraZeneca Group (including Executive Directors) are eligible to participate. However, the AZIP will be operated selectively, at the discretion of the Remuneration Committee.
3	When will Awards be granted?

Generally, Awards can be granted at any time but not during a close period of the Company. The first grant of Awards is intended to be made as soon as practicable following approval of the AZIP at the AGM. Thereafter, Awards are likely to be made annually at the same time as the annual awards under other long-term incentive plans.
4	What are the limits on issuing Shares or transferring these from treasury?

The number of Shares that can be issued or transferred from treasury under the AZIP, when aggregated with the number of Shares so allocated and issued or transferred from treasury in the previous ten years under the AZIP and any other employees’ share scheme of the Company cannot exceed 10% of the ordinary issued share capital of the Company from time to time.
5	Individual limit

It is intended that Awards made to Executive Directors in 2010 will not exceed 65% of base salary. This percentage may be reviewed in future years in the event that the Remuneration Committee adjusts the proportion of the AZIP within the overall long-term incentive programme. Under the plan rules, the maximum market value (determined at the date of grant) of Shares that may be put under Award in respect of a participant in any financial year of the Company will be 500% of the participant’s base salary.
6	When does a participant become entitled to the Shares under Award?

A participant will not be entitled to the Shares under Award until the end of the period of eight years from 1 January of the financial year in which the Award was made. This eight-year period is broken up into the “Performance Period” (see paragraph 7 below) and the “Holding Period” (see paragraph 10 below).
7	The Performance Period

It is intended to operate the AZIP with a four-year performance period (Performance Period). Under the rules of the AZIP, the Performance Period is the period of up to eight years (and not less than three years) from 1 January of the financial year in which the Award is made. The performance hurdle applicable to the Award will be measured during the Performance Period. At the end of the Performance Period, the Remuneration Committee will determine the extent to which the performance hurdle has been met and confirm the number of Shares in respect of which the Award will vest as a result, at the end of the Holding Period (see paragraph 10 below).
8	Performance hurdle

The performance hurdle applicable to an Award during the Performance Period will be selected by the Remuneration Committee. The performance hurdle for Awards to be made in 2010 will be that the annual dividend per share paid to ordinary shareholders is increased from $2.30 over the four-year Performance Period ($2.30 being the full-year dividend for 2009) and that dividend cover (based on reported earnings before restructuring costs) does not fall below 1.5 times.
9	Cessation of employment during the Performance Period

If a participant ceases to be in employment (and also, if relevant, an Executive Director) with the AstraZeneca Group during the Performance Period, his Award will generally lapse, unless his cessation is because of death, ill-health, injury, disability, redundancy, retirement with the agreement of his employing company, or because of a sale or transfer out of the AstraZeneca Group (each a Good Leaver Reason). In these circumstances, the maximum number of Shares comprised in an Award will, unless the Remuneration Committee determines otherwise, be pro-rated to reflect the proportion of the period of employment between grant and cessation, relative to the four-year Performance Period.
In circumstances where the Good Leaver Reason is death, ill-health, injury or disability (being compassionate circumstances), the performance hurdle will be assessed and the Award may vest following cessation of employment, unless the Remuneration Committee determines otherwise.
On cessation of employment for any other Good Leaver Reason, the pro-rated Award will remain subject to the performance hurdle, which will be assessed at the end of the Performance Period, unless the Remuneration Committee determines that special circumstances apply, and the Award may then vest on the later of: (i) the end of the Performance Period; or (ii) 24 months after cessation of employment, unless the Remuneration Committee determines otherwise.
The Remuneration Committee does have discretion to determine otherwise if it believes the circumstances justify this.
10	The Holding Period

The holding period will start at the end of the Performance Period and end eight years from 1 January of the financial year in which the Award was made (Holding Period).
11	Cessation of employment during the Holding Period

If a participant ceases to be in employment (and also, if relevant, an Executive Director) with the AstraZeneca Group during the Holding Period, his Award will generally lapse, unless his cessation is because of a Good Leaver Reason.
In circumstances where the Good Leaver Reason is death, ill-health, injury or disability (being compassionate circumstances), the Award will vest in respect of all the Shares subject to the Award (as calculated at the end of the Performance Period) as soon as possible following cessation of employment.
On cessation of employment for any other Good Leaver Reason, the Award will vest in respect of all the Shares subject to the Award (as calculated at the end of the Performance Period) on the earlier of: (i) the end of the period of 24 months from the date of cessation of employment; and (ii) the end of the Holding Period.

AstraZeneca PLC Registered No. 2723534 Registered Office 15 Stanhope Gate London W1K 1LN
Notice of Annual General Meeting 2010 and Shareholders’ Circular

The Remuneration Committee does have discretion to determine otherwise if it believes the circumstances justify this.

12	Rights during the Performance Period and the Holding Period

A participant has no rights in respect of the Shares the subject of an Award during either the Performance Period or the Holding Period. However, the Remuneration Committee does have the discretion, following the end of the Performance Period, to allow a participant to have beneficial rights in respect of the Shares the subject of the Award following the assessment of the performance hurdle. In these circumstances, the participant will not be able to sell any of these Shares (except to the extent necessary to meet any tax liability) and they will be held through a nominee arrangement on his behalf and subject to contractual forfeiture provisions, to reflect the cessation of employment provisions and change of control provisions that would otherwise be applicable during the Holding Period as set out in the rules of the AZIP.
13	Payment on account of dividends

The Remuneration Committee shall have the discretion to determine that an amount equal to the dividend paid in respect of the Shares the subject of an Award from the start of the Performance Period to the end of the Holding Period (to the extent any performance hurdles have been satisfied) shall be reinvested in Shares or paid out in cash (whether on a cumulative basis or not).
14	Clawback of Shares

The Remuneration Committee shall be entitled to clawback some or all of the Shares the subject of a participant’s Award at any time if, in the opinion of the Remuneration Committee (acting fairly and reasonably) either the underlying performance of the Company or the occurrence of an event that causes or is very likely to cause reputational damage to the Company, or serious misconduct by the participant warrants this. If this discretion is exercised, the Award will be deemed to have been granted over the reduced number of Shares.
15	Change of control

If there is a change of control of the Company, Awards will vest. If the change of control is during the Performance Period, Awards will vest, to the extent the performance hurdle has been met and pro-rated to reflect the period of employment from the date of the grant of the Award and the date of the change of control relative to the Performance Period. The Remuneration Committee will, however, have the discretion to decide otherwise if it believes that exceptional circumstances warrant this, taking into account any factors it believes to be relevant to determine the extent to which an Award should vest.

If the change of control is during the Holding Period, the Award will vest in respect of all the Shares subject to the Award (as calculated at the end of the Performance Period).

Awards will not vest but will roll-over if, following the change of control, the shareholders of the acquiring company are substantially the same as the shareholders of the Company immediately before the change of control.

16	Transfer or issue of Shares once the Award has vested

Once an Award has vested, a participant will be entitled to the number of Shares under the Award. If the Award is a nil cost option, a participant will generally have up to 12 months in which to exercise the nil cost option, after which it will lapse. If the Award is not a nil cost option, the relevant number of Shares will be transferred or issued as soon as practicable. All Shares will carry the same rights as all other issued Shares.
17	Variation in the share capital of the Company

If there is a variation in the share capital of the Company, the Remuneration Committee has discretion to adjust Awards to take account of this.
18	Duration of the AZIP

No Award may be granted after ten years from the date of shareholder approval of the AZIP.
19	Amending the rules of the AZIP

The Company (acting through the Board or the Remuneration Committee) will have authority to amend the rules of the AZIP, provided that no amendment to the advantage of participants may be made to provisions relating to:
>	who can be a participant;
>	the limits on the number of shares which can be issued or transferred from treasury under the AZIP;
>	the basis for determining a participant’s entitlement to shares and the terms on which they can be acquired; and
>	any adjustment in the event of a variation in the Company’s share capital, without the prior approval of shareholders in general meeting unless the amendment is minor and made to benefit the administration of the AZIP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment.
Additional schedules to the rules can be incorporated to operate the AZIP outside the UK. These schedules can vary the rules of the AZIP to take account of any securities, exchange control or taxation laws or regulations. The Shares made available for these purposes will count towards any of the limits of Shares on individual and overall participation under the AZIP.

AstraZeneca PLC Registered No. 2723534 Registered Office 15 Stanhope Gate London W1K 1LN
Notice of Annual General Meeting 2010 and Shareholders’ Circular

Notice of Annual General Meeting 2010 and Shareholders’ Circular

Notice is hereby given that the Annual General Meeting (AGM) of AstraZeneca PLC (the Company) will be held on Thursday, 29 April 2010 at 2.30 pm (BST) at the Renaissance Chancery Court Hotel, 252 High Holborn, London WC1V 7EN. You will be asked to consider and pass the following resolutions. Resolutions 9 to 12 inclusive will be proposed as special resolutions. All other resolutions will be proposed as ordinary resolutions.

1	To receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2009.
2	To confirm the first interim dividend of US$0.59 (36 pence, SEK 4.41) per ordinary share and to confirm as the final dividend for 2009 the second interim dividend of US$1.71 (105.4 pence, SEK 12.43) per ordinary share.
3	To re-appoint KPMG Audit Plc, London as Auditor of the Company.
4	To authorise the Directors to agree the remuneration of the Auditor.
5	To re-elect the following Directors of the Company with effect from the end of the AGM:
A separate vote will be taken in respect of the re-election of each Director. In accordance with Article 65 of the Company’s Articles of Association, all of the Directors will retire at the AGM in 2011 and may present themselves for election or re-election.
Louis Schweitzer (67)
Non-Executive Chairman
Chairman of the Nomination and
Governance Committee and Member
of the Remuneration Committee
Appointed as a Director 11 March 2004 and as Chairman 1 January 2005. Non-Executive Chairman of Renault SA 2005-2009. Chairman and Chief Executive Officer of Renault SA 1992-2005. Non-Executive Director of BNP-Paribas, Veolia Environnement SA (senior Non-Executive Director) and L’Oréal SA. Non-Executive Chairman of AB Volvo and Journal Le Monde SA.
David Brennan (56)
Executive Director and Chief Executive Officer
Appointed as a Director 14 March 2005 and as CEO 1 January 2006. Chairman of the Executive Board of the Pharmaceutical Research and Manufacturers of America (PhRMA). Vice-President of the International Federation of Pharmaceutical Manufacturers and Associations (IFPMA). Board member of the European Federation of Pharmaceutical Industries and Associations (EFPIA).
Commissioner of the UK Commission for Employment and Skills (UKCES). Chairman of the Board of the Southeastern Pennsylvania Chapter of the American Heart Association 2004-2006.
Simon Lowth (48)
Executive Director and Chief Financial Officer
Appointed as a Director and as CFO 5 November 2007. Director of Finance and Strategy, Scottish Power plc (ScottishPower) 2005-2007 and Executive Director, Corporate Strategy and Development, ScottishPower 2003-2005. Director – Head of UK Industrial Practice, McKinsey & Company 2000-2003. Effective from 1 May 2010, Non-Executive Director of Standard Chartered PLC.
Jean-Philippe Courtois (49)
Non-Executive Director
Member of the Audit Committee
Appointed as a Director 18 February 2008. President, Microsoft International and Senior Vice-President, Microsoft Corporation. Chief Executive Officer, Microsoft EMEA 2003-2005. President, Microsoft EMEA 2000-2003. Corporate Vice-President, Microsoft Worldwide Customer Marketing 1998-2000. Administrator for PlaNet Finance and representative at the Institut Montaigne.
Jane Henney (62)
Non-Executive Director
Member of the Audit Committee, the
Nomination and Governance Committee
and the Science Committee
Appointed as a Director 24 September 2001. Currently Professor of Medicine, University of Cincinnati. Prior appointments include: Senior Vice-President and Provost for Health Affairs, University of Cincinnati Academic Health Center; Commissioner of Food and Drugs, US Food and Drug Administration (FDA); Vice-President for Health Sciences, University of New Mexico; Deputy Commissioner for Operations, FDA; Vice-Chancellor for Health Programs and Policy, University of Kansas; Deputy Director, US National Cancer Institute. Non-Executive Director of AmerisourceBergen Corporation and CIGNA Corporation. Other board appointments include The Commonwealth Fund and China Medical Board.
Michele Hooper (58)
Senior independent Non-Executive Director
Member of the Audit Committee and the
Nomination and Governance Committee
Appointed as a Director 1 July 2003 and as senior independent Non-Executive Director 26 April 2007. President and Chief Executive Officer, Directors’ Council. President and Chief Executive Officer, Stadtlander Drug Company 1998-1999. Corporate Vice-President and President, International Businesses of Caremark International Inc. 1992-1998. Non-Executive Director of UnitedHealth Group Inc., PPG Industries, Inc. and Warner Music Group, Inc.
Rudy Markham (63)
Non-Executive Director
Member of the Audit Committee
Appointed as a Director 12 September 2008. Chairman and Non-Executive Director of Moorfields Eye Hospital Foundation Trust. Non-Executive Director of United Parcel Services Inc., Financial Reporting Council, Standard Chartered PLC and Legal & General plc. Non-Executive member of the Board of the UK Foreign and Commonwealth Office. Fellow of the Chartered Institute of Management Accountants and Fellow of the Association of Corporate Treasurers.
Dame Nancy Rothwell (54)
Non-Executive Director
Chairman of the Science Committee and
Member of the Remuneration Committee
Appointed as a Director 27 April 2006. Also has responsibility for overseeing Corporate Responsibility. MRC Research Professor and Deputy President and Deputy Vice-

AstraZeneca PLC Registered No. 2723534 Registered Office 15 Stanhope Gate London W1K 1LN
Notice of Annual General Meeting 2010 and Shareholders’ Circular

Chancellor at the University of Manchester. Vice-President and Council member of the Royal Society; President of the Society of Biology. Prior appointments include: Trustee of Cancer Research UK and the Campaign for Medical Progress; Chair of the Research Defence Society; Chair of the Wellcome Trust Public Engagement Strategy Panel; President of the British Neuroscience Association; and Council member of the Medical Research Council and the Biotechnology and Biological Sciences Research Council.
John Varley (53)
Non-Executive Director
Chairman of the Remuneration Committee
and Member of the Nomination and
Governance Committee
Appointed as a Director 26 July 2006. Executive Director of Barclays Bank plc and Barclays plc since 1998 and Group Chief Executive since 2004. Chairman of Business Action on Homelessness, President of the Employers’ Forum on Disability and member of the International Advisory Panel of the Monetary Authority of Singapore. Honorary President of the UK Drug Policy Commission. Treasurer and Trustee of St Dunstan’s and Trustee of Thornton Smith & Plevins Young People’s Trust.
Marcus Wallenberg (53)
Non-Executive Director
Appointed as a Director 6 April 1999. Formerly a Director of Astra AB (appointed 18 May 1989). Chairman of Skandinaviska Enskilda Banken AB, AB Electrolux and Saab AB. Vice-Chairman of Telefonaktiebolaget LM Ericsson (publ). Non-Executive Director of Stora Enso Oyj and the Knut and Alice Wallenberg Foundation. Board member of Temasek Holdings (Private) Limited. Honorary Chairman of International Chamber of Commerce.
6	To approve the Directors’ Remuneration Report for the year ended 31 December 2009.
7	That the Company and any company which is or becomes a subsidiary of the Company during the period to which this resolution relates be and are hereby authorised to:
(a)	make donations to political parties;
(b)	make donations to political organisations other than political parties; and
(c)	incur political expenditure,
during the period commencing on the date of this resolution and ending on the date of the Company’s next Annual General Meeting, provided that any such donations and expenditure made by the Company or by any subsidiary shall not exceed US$250,000 per company and together with those made by any subsidiary and the Company shall not exceed in aggregate US$250,000.
Any terms used in this resolution which are defined in Part 14 of the Companies Act 2006 shall bear the same meaning for the purposes of this resolution.
8	That:
(a)	the directors be generally and unconditionally authorised pursuant to section 551 of the Companies Act 2006 to:
(i)	allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company:
(A)	up to an aggregate nominal amount of US$121,034,506; and
(B)	comprising equity securities (as defined in the Companies Act 2006) up to an aggregate nominal amount of US$242,069,013 (including within such limit any shares issued or rights granted under paragraph (A) above) in connection with an offer by way of a rights issue:
(I)	to holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and
(II)	to people who are holders of other equity securities if this is required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities;
and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter;
for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 29 June 2011); and
(ii)	make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of this authority and the directors may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired;
(b)	subject to paragraph (c) below, all existing authorities given to the directors pursuant to section 80 of the Companies Act 1985 or section 551 of the Companies Act 2006 by way of the ordinary resolution of the Company passed on 30 April 2009 be revoked by this resolution; and
(c)	paragraph (b) above shall be without prejudice to the continuing authority of the directors to allot shares, or grant rights to subscribe for or convert any security into shares, pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.
9	That subject to the passing of Resolution 8 as set out in the Notice of AGM of the Company convened for 29 April 2010 and in place of the power given to them pursuant to the special resolution of the Company passed on 30 April 2009, the directors be generally empowered pursuant to section 570 and section 573 of the Companies Act 2006 to allot equity securities (as defined in the Companies Act 2006) for cash, pursuant to the authority conferred by Resolution 8 in the Notice of AGM as if section 561(1) of the Act did not apply to the allotment. This power:
(a)	expires (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 29 June 2011), but the Company may make an offer or agreement which would

AstraZeneca PLC Registered No. 2723534 Registered Office 15 Stanhope Gate London W1K 1LN
Notice of Annual General Meeting 2010 and Shareholders’ Circular

or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and
(b)	shall be limited to the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under Resolution 8(a)(i)(B), by way of a rights issue only):
(i)	to the ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and
(ii)	to people who hold other equity securities, if this is required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities, and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and
(c)	in the case of the authority granted under Resolution 8(a)(i)(A) shall be limited to the allotment of equity securities for cash otherwise than pursuant to paragraph (b) up to an aggregate nominal amount of US$18,155,176.
This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Companies Act 2006 as if in the first paragraph of this resolution the words “pursuant to the authority conferred by Resolution 8 in the Notice of AGM” were omitted.
10	That the Company be and is hereby unconditionally and generally authorised to make market purchases (within the meaning of section 693(4) of the Companies Act 2006) of its ordinary shares of US$0.25 each in the capital of the Company provided that:
(a)	the maximum number of ordinary shares which may be purchased is 145,241,408;
(b)	the minimum price (exclusive of expenses) which may be paid for each ordinary share is US$0.25; and
(c)	the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of: (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System.
This authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2011 or, if earlier, at the close of business on 29 June 2011 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry).
11	That a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice.
12	That with immediate effect:
(a)	the Articles of Association of the Company be amended by deleting all the provisions of the Company’s Memorandum of Association which, by virtue of section 28 of the Companies Act 2006, are to be treated as provisions of the Company’s Articles of Association; and
(b)	the Articles of Association produced to the meeting and initialled by the Chairman of the meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.
13	That the rules of the AstraZeneca Investment Plan (Plan), the main features of which are summarised in the Appendix, starting on page 9 of this Shareholders’ Circular, a copy of which is produced to the meeting and initialled by the Chairman for the purpose of identification, be hereby approved and that the directors of the
Company, or a duly authorised committee of them, be authorised to do all such acts and things as they may consider necessary or expedient to carry the Plan into effect and to establish one or more schedules to the Plan as they consider necessary in relation to employees in jurisdictions outside the United Kingdom, with any modifications necessary or desirable to take account of local securities laws, exchange control and tax legislation, provided that any ordinary shares of the Company made available under any schedule are treated as counting against the relevant limits on individual and overall participation under the Plan.
By order of the Board:
A C N Kemp
Company Secretary
AstraZeneca PLC
Registered in England No. 2723534
Registered Office: 15 Stanhope Gate,
London, W1K 1LN
12 March 2010
Note
An explanation of Items 6-13 is given in the letter from the Chairman accompanying this Notice of Annual General Meeting and Shareholders’ Circular.

AstraZeneca PLC Registered No. 2723534 Registered Office 15 Stanhope Gate London W1K 1LN
Notice of Annual General Meeting 2010 and Shareholders’ Circular

Notes
Entitlement to attend and vote and deadline for receipt of Proxy Form
Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only holders of ordinary shares entered in the register of members of the Company by 6.00 pm (BST) on Tuesday, 27 April 2010 (or their duly appointed proxies), or if this meeting is adjourned, in the register of members by 6.00 pm (BST) two days prior to any adjourned meeting, are entitled to attend or vote at the AGM in respect of the number of ordinary shares registered in their name at that time. Changes to the entries in the register of members after 6.00 pm (BST) on Tuesday, 27 April 2010, or if this meeting is adjourned, in the register of members after 6.00 pm (BST), two days prior to any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the AGM.
A registered member of the Company may appoint one or more proxies (who need not be a member of the Company) to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. A member may only appoint a proxy by:
>	Completing and returning the Proxy Form; or

>	Going to the Shareview website, shareview.co.uk; or

>	If you are a user of the CREST system (including CREST Personal Members), having an appropriate CREST message transmitted.
You may not use any electronic address provided in this Notice of AGM to communicate with the Company for any purposes other than those expressly stated.
Important
In any case your Proxy Form must be received by Equiniti Registrars no later than 2.30 pm (BST) on 27 April 2010.
To be effective, the Proxy Form (or electronic appointment of a proxy) must be received by the Company’s registrar, Equiniti Registrars, not less than 48 hours before the time for holding the AGM, or if this AGM is adjourned, not less than 48 hours before the time for holding such adjourned meeting. The appointment of a proxy will not prevent a shareholder from attending and voting in person at the meeting.
Appointment of proxies through Sharevote and Shareview Websites
Shareholders who would prefer to register the appointment of their proxy electronically via the internet can do so through the Sharevote website, sharevote.co.uk, using their personal Authentication Reference Number (this is the series of numbers printed under the headings Voting ID, Task ID and Shareholder Reference Number on the Proxy Form). Alternatively, shareholders who have already registered with Equiniti Registrars’ online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at shareview.co.uk and clicking on the link to vote under your ‘Client Name’ holding details. Full details and instructions on these electronic proxy facilities are given on the respective websites.
Appointment of proxies through CREST
CREST members who wish to appoint a proxy or proxies for the AGM, including any adjournment(s) thereof, through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual on the Euroclear website, euroclear.com/CREST. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given for a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Equiniti Registrars (ID RA19) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which Equiniti Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to a proxy appointed through CREST should be communicated to the proxy through other means.
CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
Appointment of corporate representatives
Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not exercise their powers differently in relation to the same shares.
Nominated Persons
Any person to whom this Notice of AGM is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (Nominated Person) may have a right, under an agreement between him or her and the shareholder by whom he or she was nominated, to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.
The statement of the rights of shareholders in relation to the appointment of proxies above does not apply to Nominated Persons. The rights described above can only be exercised by shareholders of the Company.

AstraZeneca PLC Registered No. 2723534 Registered Office 15 Stanhope Gate London W1K 1LN
Notice of Annual General Meeting 2010 and Shareholders’ Circular

Members’ requests under Section 527 of the Companies Act 2006
Under section 527 of the Companies Act 2006, members meeting the threshold requirements set out in that section have the right to require the Company to publish a statement on a website setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; and/or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the last AGM. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website.
Members’ rights to ask questions
Any member attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.
Members’ resolutions and matters under sections 338 and 338A of the Companies Act 2006
Under Sections 338 and 338A of the Companies Act 2006, members meeting the threshold requirements in those sections have the right to require the Company: (i) to give, to members of the Company entitled to receive notice of the meeting, notice of a resolution to be moved at the meeting; and/or (ii) to include in the business to be dealt with at the meeting any matter (other than a proposed resolution) which may be properly included in the business unless: (a) (in the case of a resolution only) it would, if passed, be ineffective; (b) it is defamatory of any person; or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authorised by the person or persons making it, must be received by the Company not later than 18 March 2010, being the date 6 clear weeks before the meeting, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request.
Total voting rights
At 2 March 2010 (being the last practicable date prior to the publication of this Notice of AGM) the Company’s issued share capital consisted of 1,452,414,082 ordinary shares, carrying one vote each. Therefore, the total voting rights of the Company at 2 March 2010 were 1,452,414,082.
Documents available for inspection
The following information may be inspected during business hours at the Company’s registered office and will on the day of the AGM be available for inspection at the Renaissance Chancery Court Hotel, 252 High Holborn, London WC1V 7EN from 2.15 pm (BST) until the conclusion of the AGM: (1) a statement of the interests and transactions of Directors and their families in the share capital of the Company and any of its subsidiaries; (2) copies of all contracts of service and letters of appointment under which Directors of the Company are employed by the Company or any of its subsidiaries; (3) the Annual Report and Form 20-F Information 2009; (4) a copy of the Company’s existing Articles of Association; (5) a copy of the Company’s proposed new Articles of Association; and (6) a copy of the proposed rules of the AstraZeneca Investment Plan.

AstraZeneca PLC Registered No. 2723534 Registered Office 15 Stanhope Gate London W1K 1LN
Notice of Annual General Meeting 2010 and Shareholders’ Circular

Contact Information

Registered office and
corporate headquarters
AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN
UK
Tel: +44 (0)20 7304 5000
Fax: +44 (0)20 7304 5151
Investor relations
E-mail:
ir@astrazeneca.com
UK: as above
Sweden:
AstraZeneca AB
SE-151 85 Södertälje
Sweden
Tel: +46 (0)8 553 260 00
Fax: +46 (0)8 553 290 00
US:
Investor relations
AstraZeneca Pharmaceuticals LP
1800 Concord Pike
PO Box 15437
Wilmington
DE 19850-5437
US
Tel: +1 (302) 886 3000
Fax: +1 (302) 886 2972
Registrar
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
UK
Tel (freephone in the UK):
0800 389 1580
Tel (outside the UK):
+44 (0)121 415 7033
Swedish Central Securities Depository
Euroclear Sweden AB
PO Box 7822
SE-103 97 Stockholm
Sweden
Tel: +46 (0)8 402 9000
US Depositary
JPMorgan Chase & Co
PO Box 64504
St Paul
MN 55164-0504
US
Tel (toll free in the US):
800 990 1135
Tel (outside the US):
+1 (651) 453 2128
E-mail: jpmorgan.adr@wellsfargo.com
Our website
A copy of this Notice of AGM, and other
information required by section 311A of the
Companies Act 2006 is available online at
astrazeneca.com/noticeofmeeting2010